UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE
BIOHAVEN COMMENCES CLINICAL TESTING OF BHV-4157
Toronto, Ontario, July 20, 2016 – Portage Biotech Inc. ("Portage" or "the Company") (OTC: PTGEF, Canadian Securities Exchange: PBT.U), announces that Biohaven has begun dosing subjects in its first clinical trial to evaluate the safety and pharmacokinectics of BHV-4157. Biohaven received clearance from the FDA on its IND and permission to begin dosing in clinical trials.
This initial clinical trial will evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of BHV-4157. The study will explore a broad range of doses and results that will guide dosing in the upcoming randomized controlled trial of BHV-4157 in patients with spinocerebellar ataxia (SCA). Subject to these results, Biohaven plans to initiate a pivotal Phase III clinical trial in SCA before the end of the year.
In May, 2016, the U.S. Food and Drug Administration (FDA) granted the company's orphan drug designation request covering BHV-4157 for the treatment of Spinocerebellar Ataxia (SCA).  SCA is a rare, debilitating neurodegenerative disorder that is estimated to effect approximately 150,000 people in the United States alone. This represents an unmet medical need as the standard of care treatment is supportive with no medications currently approved for this debilitating condition.
Dr. Gregory Bailey, the Chairman of Portage commented, "I am very excited for Biohaven and for patients suffering with SCA. It is remarkable how fast the Biohaven team has been able to bring this brand new chemical entity to this point. I look forward to following the progress of 4157."

We encourage readers to refer to Biohaven's announcement in the matter dated July 20, 2016 for further information.

About Portage:

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization.
Portage is seeking discovery and co-development partners with expertise in areas such as cancer, infectious disease, neurology and psychiatry in order to develop and commercialize its therapies. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.
Portage looks to work with a wide range of partners in all phases of development. Collaboration with Portage may include direct funding of other companies or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage invests sweat equity as well as, or instead of, capital. Portage's network of associated drug developers, financiers, scientists and physicians can provide substantial value for our partners by mitigating risks, designing clinical trials, providing regulatory expertise, and maximizing the rewards of clinical development.
Portage has another wholly owned operating subsidiaries – Portage Pharmaceuticals Limited ("PPL"). In addition, Portage holds an unconsolidated investment in Sentien Biotechnologies Inc. ( Sentien).
For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com .

Also refer to our latest updates on all our operating group companies on our website at http://www.portagebiotech.com/images/pdf/Portage_Biotech_July_14th_Conference_Call_Transcript.pdf
Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.
Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.